Exhibit 99.1

Santiago, March 17, 2009

Superintendent of Securities and Insurance
Teatinos 120
Santiago

Ref.: MATERIAL INFORMATION

Dear Sir,

In accordance with articles 9 and 10.2 of Law No.18,045 and General Rule No.30 of the Superintendency of Securities and Insurance, and duly empowered, I inform you that the subsidiary of Viña Concha y Toro S.A., Comercial Peumo Limitada (“Comercial Peumo”), has signed a memorandum of understanding (MOE) with Diageo Chile Limitada which will imply the signing by both companies of a Distribution Agreement.

Under this MOE and future Distribution Agreement, Comercial Peumo will take over effective April 1, 2009 the wholesale distribution of Diageo’s products, which include the different domestic distribution channels, except for the largest supermarket chains, that will continue to be attended by Diageo Chile. The Diageo products covered by the agreement include Johnnie Walker, Pampero Rum, Baileys Liquors, Smirnoff Vodka, Gordons Gin and Cuervo Tequila.

Comercial Peumo is the subsidiary of Viña Concha y Toro S.A. whose principal business is the distribution and sale in Chile of the wines of the parent company and its subsidiaries. In recent years, Comercial Peumo has developed a new business area which includes the sale of beers and premium liquors. It is precisely this new business area which it is intended to strengthen with the distribution agreement reported.

It should be mentioned that the sales of Comercial Peumo in 2008 were Ch$ 56,500 million, with its new business area contributing 8%. With the distribution of the new Diageo products, the company believes that the business area could eventually contribute 20% to the sales of Comercial Peumo Limitada.

Yours sincerely,

Eduardo Guilisasti Gana
Chief Executive Officer
Viña Concha y Toro S.A.

cc.	Bolsa de Comercio de Santiago
Bolsa de Valores de Valparaíso
Bolsa Electrónica de Chile
Banco Santander-Chile